SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13D-2(A)

Under the Securities Exchange Act of 1934

(Amendment No.1)

Uxin Limited

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

91818X 108 (1)

(CUSIP Number)

Huangpu Investment Holding Limited

19F West, No.60 Gloucester Road, Wan Chai, Hong Kong

+852-3198-5678

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

December 14, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Class A ordinary shares of the Issuer.

13D

1	NAMES OF REPORTING PERSONS

HUANGPU INVESTMENT HOLDING LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
N/A

14	TYPE OF REPORTING PERSON
OO

(1)	As of the date of this filing, Huangpu Investment Holding Limited disposed of its entire holdings of 61,129,800 Class A ordinary shares of the Issuer to independent third parties and as a result no longer beneficially owns any securities of the Issuer as defined under Rule 13d-3.

13D

1	NAMES OF REPORTING PERSONS

CHINA HUARONG MACAU (HK) INVESTMENT HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
56,974,074 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
56,974,074

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,974,074

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8% (3) of the total number of issued and outstanding shares and 3.7%(4) of the total voting power

14	TYPE OF REPORTING PERSON
OO, HC

(2)	China Huarong Macau (HK) Investment Holdings Limited beneficially owns 18,991,358 ADSs of the Issuer, representing 56,974,074 Ordinary Shares.

(3)	The percentage of the class of securities is calculated based on the total number of 1,185,017,589 of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of July 15, 2021. The percentage of the class of securities is calculated without including senior convertible preferred shares, which can be converted into Class A ordinary shares.

(4)	The percentage of the total voting power is calculated based on (i) 1,144,207,728 Class A ordinary shares, excluding the 7,125,893 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company’s amended and restated share option plan, (ii) 40,809,861 Class B ordinary shares. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote. The percentage of the total voting power is calculated without including senior convertible preferred shares which can be converted into Class A ordinary shares.

13D

1		NAMES OF REPORTING PERSONS

CHINA HUARONG (MACAU) INTERNATIONAL COMPANY LIMITED

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
			(b)	☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Macau

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
56,974,074

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
56,974,074

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,974,074

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8% of the total number of issued and outstanding shares and 3.7% of the total voting power

14		TYPE OF REPORTING PERSON
OO, HC

13D

1		NAMES OF REPORTING PERSONS

China Huarong International Holdings Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
			(b)	☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
HONG KONG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
56,974,074

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
56,974,074

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,974,074

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8% of the total number of issued and outstanding shares and 3.7% of the total voting power

14		TYPE OF REPORTING PERSON
OO, HC

13D

1		NAMES OF REPORTING PERSONS

CHINA HUARONG ASSET MANAGEMENT CO., LTD.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
			(b)	☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
56,974,074

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
56,974,074

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,974,074

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8% of the total number of issued and outstanding shares and 3.7% of the total voting power

14		TYPE OF REPORTING PERSON
OO, HC

13D

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons on August 13, 2021 (the “Original Schedule 13D”), with respect to the Class A Ordinary Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

This Amendment is being filed to indicate that as of the date of this filing, none of the Reporting Persons (as defined below), individually or collectively, beneficially owns 5% or more of securities of the Issuer as defined under Rule 13d-3.

Item 2.	Identity and Background

This Statement is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

•	Huangpu Investment Holding Limited (“Huangpu Investment”);

•	China Huarong Macau (HK) Investment Holdings Limited (“China Huarong Macau (HK)”);

•	China Huarong (Macau) International Company Limited (“China Huarong (Macau)”);

•	China Huarong International Holdings Limited (“China Huarong International”); and

•	China Huarong Asset Management Co., Ltd. (“China Huarong AM”).

Huangpu Investment’s business focus is financial services, asset management and investment. Huangpu Investment is a wholly-owned subsidiary of China Huarong International. China Huarong International’s business focus is financial services, asset management and investment. China Huarong International is a subsidiary of China Huarong AM, which owns 84.84% of equity interest in China Huarong International. China Huarong AM’s business is focused on distressed asset management, financial services, and investment.

China Huarong Macau (HK) is a wholly-owned subsidiary of China Huarong (Macau), whose business is focused on financial services, asset management and investment, which exercises power to vote and dispose of the Shares.  China Huarong (Macau) is a majority-owned subsidiary of China Huarong International.

The address of the principle business office of Huangpu Investment and China Huarong International is 19F West, China Huarong Tower, No.60 Gloucester Road, Wan Chai, Hong Kong. The address of the principal business office of China Huarong Macau (HK) is 12th Floor, China Huarong Tower, 60 Gloucester Road, Wan Chai, Hong Kong. The address of the principal business office of China Huarong (Macau) is 32/F, Bank of China Building, Avenida Doutor Mario Soares, Macau.  The address of the principal office of China Huargon AM is No. 8 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

In such capacities, the Reporting Persons may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of the Shares reported herein.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

13D

Item 4.	Purpose of Transaction

Huanpu Investment Holding Limited disposed of its entire holdings of 61,129,800 Class A Ordinary Shares of the Issuer to independent third parties on December 14, 2021.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages and the information set forth in Item 2 of this Statement are incorporated herein by reference.

Huangpu Investment no longer beneficially own any securities of the Issuer as defined under Rule 13d-3.

China Huarong (Macau), China Huarong International and China Huarong AM may be deemed to beneficially own an aggregate of 56,974,074 Class A Ordinary Shares, which are beneficially owned by China Huarong Macau (HK) and represents approximately 4.8% of the total outstanding Ordinary Shares of the Issuer and 3.7% of the total voting power.

The percentage of the class of securities is calculated based on the total number of 1,185,017,589 of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of July 15, 2021. The percentage of the class of securities is calculated without including senior convertible preferred shares which can be converted into Class A ordinary shares.

The percentage of the total voting power is calculated based on (i) 1,144,207,728 Class A ordinary shares, excluding the 7,125,893 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company’s amended and restated share option plan, (ii) 40,809,861 Class B ordinary shares. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote. The percentage of the total voting power is calculated without including senior convertible preferred shares which can be converted into Class A ordinary shares.

Except as described in Item 4 which is incorporated herein by this reference, during the past 60 days none of the Reporting Persons has effected any transactions in Ordinary Shares.

(d)

No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information disclosed under Items 3, 4, and 5 is incorporated by reference into this Item 6.  The agreements listed as exhibits to this Schedule 13D are further incorporated by reference herein.

Except as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any of the Reporting Persons and any person with respect to any securities of the Issuer including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

13D

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement

13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2021

Huangpu Investment Holding Limited

By:	/s/ Diqiao Hu
Name:	Diqiao HU
Title:	Director

China Huarong International Holdings Limited

By:	/s/ Weiqiang Zhu
Name:	Weiqiang ZHU
Title:	Director

China Huarong Macau (HK) Investment Holdings Limited

By:	/s/ Wei Cui
Name:	Wei CUI
Title:	Director

China Huarong (Macau) International Company Limited

By:	/s/ Yuanyu Yang
Name:	Yuanyu YANG
Title:	Director

China Huarong Asset Management Co., Ltd.

By:	/s/ Yongli Xu
Name:	Yongli XU
Title:	Vice President